FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Wednesday 26 September 2012, London UK - LSE Announcement

GlaxoSmithKline plc announces changes to its Board and Committees

GlaxoSmithKline plc today announces the following changes to its Board and Committee structure.  In January 2012, GSK announced that Sir Robert Wilson would not stand for re-election to the Board at the Company's AGM in 2013. Given the recent refreshment of the Board and that two long-standing Board members will be standing down from the Board by  May 2013, Sir Robert has agreed to stand for re-election to the Board for one further year from May 2013, before stepping down from the Board at the Company's AGM in May 2014.  Sir Robert will provide continuity as new Board members settle in to their roles given his significant knowledge of the Company's business affairs.  The Board has confirmed that Sir Robert Wilson continues to demonstrate the characteristics of independence in carrying out his role.

Mr Larry Culp has decided to stand down from the Board with effect from 30th September 2012 following nine years service.  It was previously announced that he would stand down at the Company's AGM in May 2013.

In addition, the following changes have been made to the Board's Committee membership:

· Mr Tom de Swaan and Professor Sir Roy Anderson have been appointed members of the Nomination Committee with effect from 1st October 2012.

· Ms Lynn Elsenhans has been appointed a member of the Corporate Responsibility Committee with effect from 1st October 2012.

· Ms Judy Lewent and Dr Stephanie Burns have been appointed members of the Remuneration Committee with effect from 1st January 2013 and 1st May 2013 respectively.

·    Ms Jing Ulrich has been appointed a member of the Audit & Risk Committee with effect from 1st May 2013. Professor Sir Roy Anderson will step down from the Audit & Risk Committee with effect from 1st May 2013.

Commenting on the changes, Sir Christopher Gent, Chairman of GSK, said:

"I am pleased that Sir Robert has agreed to remain on the Board for a further year to contribute his advice and guidance as we continue the process of Board renewal.

I would also like to thank Larry for the very strong contribution he has made.  He has served on the Board with distinction during the nine years he has been a Director. I would like to wish him well for his future endeavours."

Victoria Whyte
Company Secretary
26 September 2012

Notes:

GSK Board of Directors with effect from 1st October 2012

Sir Christopher Gent                   Non-Executive Chairman
Sir Andrew Witty                        Chief Executive Officer
Simon Dingemans                      Chief Financial Officer
Moncef Slaoui                            Executive Director, Chairman, Research & Development
Professor Sir Roy Anderson    Independent Non-Executive Director
Dr Stephanie Burns                    Independent Non-Executive Director
Ms Stacey Cartwright                Independent Non-Executive Director
Sir Crispin Davis                         Independent Non-Executive Director
Ms Lynn Elsenhans                   Independent Non-Executive Director
Ms Judy Lewent                         Independent Non-Executive Director
Sir Deryck Maughan                  Independent Non-Executive Director**
Dr Daniel Podolsky                     Independent Non-Executive Director
Mr Tom de Swaan                       Independent Non-Executive Director
Ms Jing Ulrich                             Independent Non-Executive Director
Sir Robert Wilson                        Senior Independent Non-Executive Director*

* Senior Independent Director until 1 May 2013
** Senior Independent Director with effect from 1 May 2013.

GlaxoSmithKline- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 26, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc